Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following selected financial data and discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K. Our financial statements are prepared in accordance with U.S. GAAP, and reported in U.S. dollars. We maintain our accounting books and records in U.S. dollars and our functional currency is the U.S. dollar. Certain amounts presented herein may not sum due to rounding. Unless the context requires otherwise, references in this report to “PainReform,” the “Company,” “we,” “us” and “our” refer to PainReform Ltd, an Israeli company. “NIS” means New Israeli Shekel, and “$,” “US$,”“U.S. dollars” and “USD” mean United States dollars.

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	our dependence on the success of our initial product candidate, PRF-110;

●	the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;

●	the impact of the COVID-19 pandemic on our operations;

●	our limited experience managing clinical trials;

●	our ability to retain key personnel and recruit additional employees;

●	our reliance on third parties for the conduct of clinical trials, product manufacturing and development;

●	the impact of competition and new technologies;

●	our ability to comply with regulatory requirements relating to the development and marketing of our product candidates;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●
the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	the overall global economic environment;

●	our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and

●	statements as to the impact of the political and security situation in Israel on our business.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of the 6-K to which this discussion is attached and are expressly qualified in their entirety by the cautionary statements included herein. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics.  Our proprietary extended release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

Our strategy is to incorporate generic drugs with our proprietary extended release drug-delivery system in order to create extended release drug products and to take advantage of the 505(b)(2) regulatory pathway created by the U.S. Food and Drug Administration, or FDA.  The 505(b) (2) new drug application, or NDA, process, provides for FDA approval of a new drug based in part on data that was developed by others, including published literature references and data previously reviewed by the FDA in its approval of a separate application.  Using this pathway can significantly reduce the time and costs associated with clinical development.  PRF-110, our first product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market.  PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia.

We are currently preparing for the launch of our two Phase 3 clinical trials of PRF-110, one for the treatment of patients undergoing bunionectomy and the other for the treatment of hernia repair operations.

In 2021, we encountered delays with our former CMO in Israel in manufacturing clinical trial batches of product mainly due to regulatory failures in its facilities, GMP issues and turnover of personnel. We put in place a plan and actions directed at shifting manufacturing and scale-up operations of PRF-110 to North America and engaged Pharmaceutics International, a US based CMO for the purpose of manufacturing our clinical trial batches. We successfully completed batch manufacturing and plan to begin clinical trial batches of PRF-110 in mid-2022 assuming the manufacturing process proceeds as planned. As a result, we expect to commence our first clinical trial in bunionectomy during the second half of 2022.

Since our inception in November 2007, we have devoted substantially all of our efforts to organizing and planning our business, building our management and technical team, developing our proprietary drug delivery system and PRF-110, and raising capital.

In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. The spread of COVID-19 has resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic,” or a worldwide spread of a new disease. Many countries around the world, including Israel and the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus. While the spread of COVID-19 has not yet directly impacted our operations, the spread of COVID-19 may result in the inability of our outside scientific collaborators, suppliers, consultants, advisors and other third parties to work with us on a timely basis and will likely impact the timing of the initiation of our planned clinical studies and the enrollment of patients. The extent to which COVID-19 impacts our development efforts will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. To date, the conflict has not had a material impact on our operations.

We expect to continue to incur significant expenses and increasing losses for next several years. Our net losses may fluctuate significantly from period to period, depending on the timing of our planned clinical trials and expenditures on our other research and development and commercial development activities. We expect our expenses will increase substantially over time as we:

•	continue the ongoing and planned preclinical and clinical development of our drug candidates;

•	build a portfolio of drug candidates through the acquisition or in-license of drugs, drug candidates or technologies;

•	initiate preclinical studies and clinical trials for any additional drug candidates that we may pursue in the future;

•	seek marketing approvals for our current and future drug candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure to commercialize any drug candidate for which we may obtain marketing approval;

•	develop, maintain, expand and protect our intellectual property portfolio;

•	implement operational, financial and management systems; and

•	attract, hire and retain additional administrative, clinical, regulatory and scientific personnel.

Financial Operations Overview

Revenue

We have not generated any revenue and do not expect to generate any revenue unless or until we obtain regulatory approval of and commercialize one or more of our current or future drug candidates. In the future, we may also seek to generate revenue from a combination of research and development payments, license fees and other upfront or milestone payments.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, which include, among other things:

●	employee-related expenses, including salaries, benefits and stock-based compensation expense;

●	fees paid to consultants for services directly related to our drug development and regulatory effort;

●	expenses incurred under contract manufacturing organizations, as well as contract manufacturing organizations and consultants that conduct preclinical studies and clinical trials;

●	costs associated with development activities;

●	costs associated with technology and intellectual property licenses; and

●	milestone payments and other costs under licensing agreements.

Costs incurred in connection with research and development activities are expensed as incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations or other information provided to us by our vendors.

Research and development activities are and will continue to be central to our business model. We expect our research and development expenses to increase for the foreseeable future as we advance our current and future drug candidates through preclinical studies and clinical trials. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time-consuming. It is difficult to determine with certainty the duration and costs of any preclinical study or clinical trial that we may conduct. The duration, costs and timing of clinical trial programs and development of our current and future drug candidates will depend on a variety of factors that include, but are not limited to, the following:

●	number of clinical trials required for approval and any requirement for extension trials;

●	per patient trial costs;

●	number of patients that participate in the clinical trials;

●	number of sites included in the clinical trials;

●	countries in which the clinical trial is conducted;

●	length of time required to enroll eligible patients;

●	potential additional safety monitoring or other studies requested by regulatory agencies; and

●	efficacy and safety profile of the drug candidate

In addition, the probability of success for any of our current or future drug candidates will depend on numerous factors, including competition, manufacturing capability and commercial viability. We will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each drug candidate, as well as an assessment of each drug candidate’s commercial potential.

General and Administrative Expenses

General and administrative expenses consist primarily of employee-related expenses, including salaries, benefits and share-based compensation. Other general and administrative expenses include directors’ and officers’ liability insurance premiums, costs associated with being a publicly traded company, fees associated with investor relations, professional fees for consultants, tax and legal services and facility-related costs.

We expect that general and administrative expenses will increase in the future as we expand our operating activities and incur additional costs. In addition, if our current or future drug candidates are approved for sale, we expect that we would incur expenses associated with building our commercial and distribution infrastructure.

Financial Expenses, Net

Financial expenses, net, primarily consists from accrued interest on convertible notes, change in fair value of derivative warrant liability, bank management fees and commissions and exchange rate differences expenses.

Results of Operations

Research and development expenses. Research and development expenses were $680,000 for the three months ended March 31, 2022 compared to $1,029,000 for the three months ended March 31, 2021 a decrease of $349,000. The decrease was primarily due to a decrease in payment to subcontractors and clinical trials costs.

General and administrative expenses. General and administrative expenses were $992,000 for the three months ended March 31, 2022 compared to $1,010,000 for the three months ended March 31, 2021, a decrease of $18,000. The decrease was primarily due a decrease in headcount related costs, decrease in insurance costs and an increase in certain professional services costs.

Financial expense, net. Financial expense, net was $22,000 for the three months ended March 31, 2022 compared to financial expenses, net of $2,000 for the three months ended March 31, 2021, an increase of $20,000. The increase was primarily due to an increase of exchange rate costs.

Net loss. As a result of the foregoing, we incurred a net loss of $1,694,000 for the three months ended March 31, 2022 compared to a net loss of $2,041,000 for the three months ended March 31, 2021, a decrease of $347,000.

Liquidity and Capital Resources

Since our inception through March 31, 2022, we have funded our operations primarily through proceeds from our initial public offering and private placements. As of March 31, 2022, we had an accumulated deficit of approximately $25.4 million, cash and cash equivalents of $15.4 million and a positive working capital of $16.9 million.

On March 8, 2021, we entered into a definitive securities purchase agreement with certain institutional investors, or the Purchasers, for the purchase and sale of 1,304,346 ordinary shares, and warrants to purchase up to an aggregate of 652,173 ordinary shares at a combined purchase price of $4.60 per ordinary share and accompanying warrant. We received net proceeds of approximately $5.5 million from the private placement. The warrants are exercisable for a period of five and one half years from the date of issuance and have an exercise price of $4.60 per share, subject to adjustment as set forth in the warrants for share splits, share dividends, recapitalizations and similar events.  In July 2021, as a result of an exercise of warrants held by one of the Purchasers, we received gross proceeds of approximately $1.9 million.

In connection with the private placement, we also entered into a Registration Rights Agreement, dated as of March 8, 2021, with the Purchasers, or the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, we filed a registration statement, or the Registration Statement, with the SEC to register the resale of the ordinary shares and the ordinary shares issuable upon exercise of the warrants. The Registration Statement was declared effective on April 9, 2021.

We paid an aggregate of approximately $500,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 52,173 ordinary shares, at an exercise price of $5.06 per ordinary share and a term expiring on March 10, 2026.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. We believe our existing financial resources as of the date of issuance of this Form 6-K, will be sufficient to fund our operating expenses and capital expenditure requirements for at least 12 months from the date of the date of issuance of this Form 6-K. Our estimate as to how long we expect our funds to support our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the costs, timing and outcome of manufacturing clinical trial and commercial quantities of PRF-110;

●	the scope, progress, results and costs of our current and future clinical trials of PRF-110 for our current targeted uses;

●	the costs, timing and outcome of regulatory review of PRF-110;

●
the extent to which we acquire or invest in businesses, products and technologies, including entering into or maintaining licensing or collaboration arrangements for PRF-110 on favorable terms, although we currently have no commitments or agreements to complete any such transactions;

●
the costs and timing of future commercialization activities, including drug sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval, to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of any collaborator that we may have at such time;

●	the amount of revenue, if any, received from commercial sales of PRF-110, should it receive marketing approval;

●	the costs of preparing, filing and prosecuting patent applications, maintaining, defending and enforcing our intellectual property rights and defending intellectual property-related claims;

●
our ability to establish strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

●	our headcount growth and associated costs as we expand our business operations and our research and development activities;

●	the costs of operating as a public company;

●	maintaining minimum shareholders’ equity requirements under the Nasdaq rules; and

●	the impact of the COVID-19 pandemic and the Russian invasion of Ukraine, which may exacerbate the magnitude of the factors discussed above.

We expect our expenses to increase in connection with our planned operations. Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and/or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a shareholder. In addition, debt financing, if available, would result in fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends, that could adversely impact our ability to conduct our business. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of our product candidates.

If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technology, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, reduce and/or eliminate our product candidate development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Cash Flows

The following table sets forth the major components of our statements of cash flows for the periods presented (U.S. dollars in thousands):

	Three months Ended March 30, 2022	Three months Ended March 31, 2021
Net cash used in operating activities	$(1,127,000)	$(1,794,000)
Net cash used in investing activities	-	(13,000)
Net cash provided by (used in) financing activities	-	5,554,000
Increase (decrease) in cash and cash equivalents and restricted cash	(1,127,000)	3,747,000
Cash and cash equivalents and restricted cash, at the beginning of year	16,571,000	15,677,000
Cash and cash equivalents and restricted cash, at March 31	$15,444,000	$19,424,000

Net cash used in operating activities

For the three months ended March 31, 2022 and 2021, net cash used in operating activities was $1.1 million and $1,794,000 respectively. The decrease was mainly due to a decrease in net loss of $0.3 million and decrease of changes in trade payable and other account payable of $0.2 million.

Net cash used in investing activities

For the three months ended March 31, 2022, there was no net cash provided by investing activities compared to $13,000 in the three months ended March 31, 2021. The decrease was due to a decrease of investment in property and equipment.

Net cash provided by financing activities

For the three months ended March 31, 2022, there was no net cash provided by financing activities. For the three months ended March 31, 2021 net cash provided by financing activities was $5,554,000 due to net proceeds from the March 2021 private placement.

Research and Development, Patents and Licenses, Etc.

Costs incurred in connection with research and development activities are expensed as incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations or other information provided to us by our vendors.

Research and development activities are and will continue to be central to our business model. We expect our research and development expenses to increase for the foreseeable future as we advance our current and future drug candidates through preclinical studies and clinical trials. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time-consuming. It is difficult to determine with certainty the duration and costs of any preclinical study or clinical trial that we may conduct. The duration, costs and timing of clinical trial programs and development of our current and future drug candidates will depend on a variety of factors that include, but are not limited to, the following:

●          number of clinical trials required for approval and any requirement for extension trials;

●          per patient trial costs;

●          number of patients that participate in the clinical trials;

●          number of sites included in the clinical trials;

●          countries in which the clinical trial is conducted;

●          length of time required to enroll eligible patients;

●          potential additional safety monitoring or other studies requested by regulatory agencies; and

●          efficacy and safety profile of the drug candidate.

In addition, the probability of success for any of our current or future drug candidates will depend on numerous factors, including competition, manufacturing capability and commercial viability. We will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each drug candidate, as well as an assessment of each drug candidate’s commercial potential.

Trend Information.

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are identified in the preceding subsections.

Off-Balance Sheet Arrangements.

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Judgments and Estimates

Our statements are prepared in accordance with GAAP. Some of the accounting methods and policies used in preparing our financial statements under GAAP are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our accumulated deficit could differ from the value derived from these estimates if conditions change and these changes had an impact on the assumptions adopted. See Note 3 to the accompanying financial statements.